

LIGHT ART VR

Virtual Reality CG content for an untapped market of over 1.8 billion Muslims

🔵 **PITCH VIDEO** ⬜ INVESTOR PANEL



lightartvr.com   Bridgeview IL   [f] [◯]

     B2B   AR & VR   Minority Founder   Entertainment   Media

Highlights

1   🏗️Closed our first $1.6 Million dollar government contract in the Middle East.

2   💰Valuable portfolio of company-owned Intellectual Property.

3   🎨Hosting some of the best CG artists and animators in the VR Industry.

4   Highly profitable potential with our recurring revenue model.

5   Up to date implementing the newest technology in motion and game engine.🕹️

6   Creative advantage due to our award-winning directors. 🎬

7   Created proprietary software and playback integration using 8K technology.

8   We manufacture our signature motion platforms in China, costing us a fraction of our competitors.

Our Team



Fahim Aref   Chief Financial Officer

Founder of Pious Projects of America, a 501c3 nonprofit organization that raised over $35 Million dollars to provide food, water, shelter & education to countries in Africa and other parts of the world. President of Hydrocarbon Minerals LLC

As Muslim founders, we strive to fill the void by producing Islamic Entertainment that not only uses cutting-edge technology but also provides the accurate values of Islamic traditions.



Samah Safi Bayazid Producer/Writer

Samah Safi is an award-winning director and producer based in D.C. Her latest films Orshena, Fireplace, and Telephone have been critically acclaimed and won many awards in international film festivals around the world.



Muhammad Bayazid CEO

Bayazid is an award-winning Syrian filmmaker, Bayazid has directed many short films, PSAs, TV programs, and documentaries. He's also known as a tech-savvy who invested early in VR

Pitch



We create fully immersive VR content in stereoscopic, 8k, 360 degrees & customized motion platforms.



our audience

THE MARKET

8 second ⟶ avg. span of the attention

According to a recent study, the average human being now has an attention span of eight seconds. So, if you want your message to resonate, you need to be able to captivate your audience in the first few seconds. As far as Islamic content, the market is saturated with low quality videos and nothing truly worthy of presenting in VR.



THE SOLUTION

The only solution is to produce top quality VR Islamic stories in high quality resolution in 360° stereoscopic 3D that are not only spiritual but also fully immersive and entertaining at the same time.













OUR ADVANTAGE

We hold a competitive edge because of our award-winning film directors and National Space Center developers working on proprietary software and playback integration using 8K technology and hosting the best CG artists and animators in the VR industry.

We carefully studied Walt Disney World's most popular rides, consulted some of their content creators and worked relentlessly to create our original Islamic content.

Products and Services – Overview

Products and Services
LightArtVR
Comfort Ride
A non-mobile ride where the whole experience is delivered through a Virtual Reality Headset
Adventure Ride
Custom designed egg-shaped motion chairs specifically designed for malls that have a fully immersive experience of motion, wind scent and vibration
360 Comfort Theatre (3D)
The 3D Dome is a 360 three-dimensional immersive experience which can accommodate up to 50 riders and requires passive 3D glasses with a simple one touch play control system.
Interactive Experience
Fully immersive, the player will be able to walk inside and move objects inside the virtual world in 6 degrees of freedom
Custom Content Creation
Motion Theatre (3D)
Combines 3D film with special effects and full motion seating ranging from subtle sensations to intense motion with full effects, including wind and scent.

OUR TARGET

- Amusement parks
- Museums
- Government Agencies
- Shopping Malls
- Educational Centers
- Muslim Populations

Before the Revelation
HIJRA
The Prophet Muhammad's Migration
The Miraculous Journey of
Isra and Mi'raj
MECCA
A Journey Through Time

Over $12 Million value added in current I.P.

4 Productions complete in our content library

COMFORT RIDE

ADVENTURE RIDES

Before the Revelation
HIJRA
The Prophet Muhammad's Migration



**Adventure Chairs
(Two-Seater)**





Motion Theatres



PHASE TWO
QURANIC QUARTET

As content creators, we plan to keep on producing exciting Islamic content. So, after finalizing phase one (Prophetic Quartet) our road map includes four extra VR experiences based on stories told in the Quran:

1- The Odysseys of Moses
2- Yusuf, a Prisoner to a Minister.
3- Ibrahim, the Truth Seeker
4- Ashab AlKahf, Three Centuries of Sleeping

We believe that our existing clients who purchased all previous rides would be interested in more similar high quality content. In addition to that, the stories above will also appeal to non-Muslim viewers.



Theme
PARK
ATTRACTION





KSA
INDONESIA
MALAYSIA

Stroll the streets of ancient Mecca and explore the wonder of the old marketplace and homes of its inhabitants before boarding a space motion elevator and walking through the space station. Automatic doors open to one of two enclosed 3D spaceships that begin your travels through a wormhole that transports you 1400 years in the past.







CONT.

After enjoying a 30-minute preshow and main attraction adventure, passengers will exit through the gift shop and take home one of our licensed products. Each of the 2 spaceship carries 30 riders and requires simple passive 3D glasses that do not necessitate charging for less friction.





High capacity of 300 riders per hour.

Similar motion layouts cost upwards to 10 million dollars, however, we are able to supply all the equipment and content for a fraction of the price with our profit-sharing model, allowing low upfront costs to our partner.

Every 6 months, we will provide new content available to generate repetitive revenue from previous visitors.

CONT.   Comfort 360



High Foot Traffic and seats from 50 to 700 riders depending on size 10M-35M Dome



360 dome with a high capacity of 200 riders per hour. Every 6 months, we will provide new content available to generate repetitive revenue from previous visitors.

10M to 35M available
Ceiling 4.5 meter













3D ride with rotating chairs

CONT. 7D Mini Motion Theater with 3D

- Full 6DOF Motion Platform
- Ka'ba & Dessert Scents
- Wind
- Water Mist
- Vibration

Great for average size spaces and much affordable than our theme park.

Up to 60 riders per hour.

Every 6 months, we will provide new content available to generate repetitive revenue from previous visitors.

GIFT SHOP

After your magical ride, you will exit to our gift shop where you can purchase one of our hand painted 3D souvenir of your experience that we brought to life from our CG library.

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LightArtVR

INTERACTIVE VR EXPERIENCE

(Powered by Unreal Game Engine)

Using our extensive library of original digital assets, Light Art VR plans to create a series of 6-DOF (six degrees of freedom) VR experiences that allow the user to enjoy a different level of immersion.

We are using 3Ds Max and Maya for modelling, then we are streaming our assets into Unreal Engine where we produce real-time high-quality rendering with dynamic lighting.

UNREAL ENGINE | AUTODESK 3DS MAX | REDSHIFT | MAYA

In these experiences, the player will be able to walk inside the virtual world by walking inside the actual playing room. The player can stand up, bend forward or even sit down and this will reflect on what the player sees in real-time thanks to the inside-out positional tracking of each VR headset.

CONT.

An actual real-time frame from The Road to Hira interactive experience.

LightArtVR
LightArtVR

Using two special controllers, the player can interact with objects in the scene, move things around and can physically feel the interaction through haptic feedback. In certain scenes, the controller will become a lantern that provides dynamic lighting to the surroundings of the player.





















MARKETING

King Sultan Abdullah of Malaysia

We plan on attending a variety of Islamic B2B tradeshow exhibitions. Our aim is to work with strategic partners that are exclusive distributors in all regions of the globe to market our content and equipment and offer great profit margin incentives.

THE TEAM

Muhammad Bayazid

Director/Producer

Bayazid is an award-winning Syrian film-maker, studied film-making at the Los Angeles Film School, London film school, he has also studied screenwriting at the BBC, NYFA and the Screenwriters University. Bayazid has directed many short films, public service announcements, TV programs, documentaries. He's also known as a tech-savvy who invested early in VR technology.

Samah Safi Bayazid

Director/Producer

Samah Safi is an award-winning director and producer based in D.C. She studied filmmaking and screenwriting at New York Film Academy. her latest films Orshena, Fireplace and Telephone have been critically acclaimed and won many awards in international film festivals around the world. In the past seven years of her work Samah produced unique humanitarian and bridge-building entertainment for audiences worldwide.

Fahim Aref

Chief Financial Officer

Fahim has over 20 years of established entrepreneur experience in Real Estate, Oil and Gas and Consumer Electronic markets. $50MM+ in combined Transactions (Hydrocarbon Minerals). Co-Founder of Scan Halal (#1 Halal App) a global staple for the halal consumer community. He also serves as the Executive Director of Pious Projects, a humanitarian nonprofit/crowdfunding platform he founded that is best known for its clean drinking water initiative in Mali, Africa.

CUSTOM CONTENT

We will be able to provide custom content to government agencies looking to create a real life tour experience of any travel or historical destinations in 8k quality.

$1.6 million government contract received in 2021 for custom content and motion platform.

RIS 2019 Launch of Light Art VR Mecca: A Journey Through Time
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MECCA
And it was really nice to see that.